Capri Listco

PO Box 1093

Boundary Hall

Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

July 23, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Capri Listco
Registration Statement on Form F-4, as amended
File No. 333- 256152

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capri Listco (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 10:00 a.m., Eastern Time, on July 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee of Kirkland & Ellis LLP at (713) 836-3630 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ J. Morgan Rutman
J. Morgan Rutman
Chief Financial Officer